

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
StanCorp Equities, Inc.

We have reviewed management's statements, included in the accompanying StanCorp Equities, Inc. Exemption Report, in which (1) StanCorp Equities, Inc. ("the Company") does not claim an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company is filing under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to marketing group annuities and promoting various types of investments, including securities, to employer-sponsored employee benefit plans, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), of Rule 15c3-3 under the Securities Exchange Act of 1934 and by Footnote 74 of Rule 17a-5.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
March 8, 2024

Mayer Hoffman McCann P.C.
An Independent CPA Firm
222 S. Ninth Street, Suite 1000
Minneapolis MN 55402

Phone: 612.339.7811
Fax: 612.339.9845
mhmcpa.com

A member of Kreston Global – a global network of accounting firms

STANCORP EQUITIES, INC.'S EXEMPTION REPORT

StanCorp Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to marketing group annuities and promoting various types of investments, including securities, to employer-sponsored employee benefit plans, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

[StanCorp Equities, Inc.]

I, ___Jason M Burlie___, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

March 8, 2024